News Release 18-04

April 11, 2018

SSR MINING REPORTS FIRST QUARTER 2018 PRODUCTION RESULTS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports first quarter 2018 operating results at our three mines.

First Quarter 2018 Operating Highlights

▪	Production in line with guidance at Marigold: Produced 42,960 ounces of gold and stacked a near-record 7.1 million tonnes of ore during the quarter.

▪	Record quarterly throughput at Seabee: Achieved record mill throughput of 93,269 tonnes, or 1,036 tonnes per day, for 23,717 ounces of gold production.

▪	Solid quarterly production at Puna Operations: Produced 0.9 million ounces of silver as performance from stockpiles continued to exceed expectations.
Paul Benson, President and CEO said, “Each of our operations performed well during the quarter. Particularly pleasing was the continued increase in mill throughput at Seabee where our ongoing Operational Excellence initiatives have seen mill throughput and gold production continue to rise since we acquired the mine in 2016.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Marigold Mine, U.S.

		Q1 2018	Q4 2017	% Change (1)
Total material mined	kt	16,150	13,979	15.5%
Waste removed	kt	9,052	8,136	11.3%
Ore to leach pad	kt	7,099	5,843	21.5%
Strip ratio	w/o	1.3	1.4	(7.1)%
Gold grade to leach pad	g/t	0.37	0.37	0.0%
Gold recovery	%	74%	74%	0.0%
Gold produced	oz	42,960	52,768	(18.6)%
Gold sold	oz	42,078	51,420	(18.2)%
Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In the first quarter of 2018, the Marigold mine produced 42,960 ounces of gold, in line with guidance expectations. Production was 19% less than the previous quarter, due to lower ore stacked in the fourth quarter of 2017. Gold sales totaled 42,078 ounces for the quarter.

During the quarter, 16.2 million tonnes of material were mined, 16% more than the fourth quarter of 2017, reflecting an increase in operating days for the quarter due to a resumption of normal mining activities. We expect quarterly material movement to increase in the second quarter of 2018, and further in the second half of the year as four additional haul trucks are added to the fleet. Approximately 7.1 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.37 g/t. This compares to 5.8 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.37 g/t in the fourth quarter of 2017. The strip ratio was 1.3:1 for the quarter, a 7% decrease compared to the previous quarter.

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Seabee Gold Operation, Canada

		Q1 2018	Q4 2017	% Change (1)
Total ore milled	t	93,269	89,237	4.5%
Ore milled per day	t/day	1,036	970	6.8%
Gold mill feed grade	g/t	8.95	8.89	0.7%
Gold recovery	%	97.4%	97.4%	0.0%
Gold produced	oz	23,717	24,227	(2.1)%
Gold sold (2)	oz	20,012	23,969	(16.5)%
Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

(2)	Beginning with the first quarter of 2018, the holder of a 3% net smelter returns royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

In the first quarter of 2018, Seabee Gold Operation produced 23,717 ounces of gold. With the commissioning of the new gravity circuit at the end of the quarter, in circuit gold inventory increased by approximately 2,400 ounces of gold, which is expected to positively impact gold production through the remainder of 2018. Gold sales were 20,012 ounces, lower than gold production due to bullion inventory increasing relative to the previous quarter.

During the first quarter, total ore milled increased 5% over the previous quarter, with the Santoy mine supplying 73% of ore milled. Following an extensive underground exploration program, ore extraction at the Seabee mine completed during the first quarter and it is currently undergoing decommissioning in advance of closure later this year. Going forward, all ore will be sourced from the Santoy mine.

The mill achieved an average throughput of 1,036 tonnes per day during the quarter, 7% higher than the previous quarter due to a combination of Operational Excellence initiatives at both the mill and the Santoy mine. Gold recovery remained consistent at 97.4%.

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Puna Operations, Argentina (1)

		Q1 2018	Q4 2017	% Change (3)
Ore milled	kt	373	442	(15.6)%
Silver mill feed grade	g/t	115	125	(8.0)%
Silver recovery	%	67.7%	66.0%	2.6%
Silver produced	koz	938	1,169	(19.8)%
Silver produced (attributable) (2)	koz	704	877	(19.7)%
Silver sold	koz	1,064	820	29.8%
Silver sold (attributable) (2)	koz	798	615	29.8%
Notes:

(1)	Figures are on 100% basis unless otherwise noted.

(2)	Figures are on a 75% attributable basis.

(3)	Percent changes are calculated using rounded numbers presented in the table.

During the first quarter of 2018, the operation produced 0.9 million ounces of silver, in line with expected silver production from stockpiles of 1.6 million ounces in the first half of 2018. Silver sales were 1.1 million ounces for the quarter as concentrate inventories were reduced. Our attributable share of silver production and sales in the third quarter was 0.7 million ounces and 0.8 million ounces, respectively.

Ore was milled at an average rate of 4,144 tonnes per day in the first quarter, 14% below the previous quarter. Crusher operations in the first quarter were constrained by construction of the crushed ore stockpile dome and wetter than normal weather conditions. Ore milled in the first quarter of 2018 contained an average silver grade of 115 g/t, 8% lower than the 125 g/t reported in the fourth quarter of 2017 as we process increasingly lower grade stockpiles. The average silver recovery in the third quarter was 67.7%, marginally above the previous quarter.

Partial Disposal of Pretium Common Shares

During the first quarter, we sold 4.0 million common shares of Pretium Resources Inc. (“Pretium”), realizing pre-tax net cash proceeds of C$35.1 million.  At quarter end, we held 5.0 million common shares, representing approximately 2.8% of Pretium.

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Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a qualified person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., a qualified person under NI 43-101 and our Director, Mine Planning.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in

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future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing of our exploration and development programs; expected timing for the closure of the original Seabee mine; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing

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and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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